PE
02/28/02

02017976

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2002

Consolidated Trillion Resources Ltd.
900 – 475 Howe Street
Vancouver, B.C.
Canada V6B 2C3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: [√] Form 40-F: [√]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [√]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

CONSOLIDATED
TRILLION RESOURCES LTD.

February 28, 2002 ***OTCBB SYMBOL: TLNOF***

NEW APPOINTMENT

Consolidated Trillion Resources Ltd. ("Trillion") (Symbol "TLNOF – NASDAQ:OTCBB wishes to announce the recent appointment of Mr. Eric Cunningham to the Board of Directors of Trillion.

Mr. Cunningham has extensive operations experience in North America and Africa having worked for Sherritt and Fluor Daniel. Most recently Mr. Cunningham operated a privately owned mining company in Southern Africa. We are extremely pleased to add Mr. Cunningham to the board and he will be of great assistance in our search for project opportunities for Trillion.

In addition, we confirm that Trillion trades on the NASDAQ Over the Counter Bulletin Board and is eligible for RRSP contributions in Canada as its shares originally traded on the TSE and prior to that on the ASE.

Furthermore, Trillion is pleased to advise the update of Company's web-site has been completed and the new address is www.trillionresources.com.

For further information contact:

Patrick G. Downey
Consolidated Trillion Resources Ltd.
Telephone: (604) 669-4777
Facsimile: (604) 696-0212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: Consolidated Trillion Resources Ltd.

Date: February 28, 2002

Name: Terese J. Gieselman
Title: Secretary/Treasurer